 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated October 29, 2019 announcing the appointment of Beatriz García-Cos Muntañola as Chief Financial Officer.

Ferroglobe Appoints Beatriz García-Cos Muntañola Chief Financial Officer

LONDON, Oct. 29, 2019 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), the world’s leading producer of silicon metal and a leading silicon- and manganese-based specialty alloy producer, is pleased to announce that it has appointed Beatriz García-Cos Muntañola as Chief Financial Officer (“CFO”), effective October 17, 2019.

Ms. García-Cos  has over two decades of experience as a senior finance professional in multinational companies, including having spent the past seven years as CFO of companies in the metals and mining sector.  She will lead Ferroglobe’s finance strategy and oversee the Company’s financial operations.

Ms. García-Cos most recently served as Group CFO at Bekaert NV, a leading, global steel wire transformation company, listed on the Belgium Stock Exchange, where she focused on setting and executing financial strategy, as well as leading numerous strategic projects centered on business growth and enhanced operational efficiency.  Prior to Bekaert NV, she was the CFO of the mining division of Trafigura Beheer BV, one of the largest physical commodities trading groups.

Ferroglobe’s Executive Chairman, Javier López Madrid, commented, “We are pleased to welcome Beatriz to our senior management team.  She is an experienced CFO who brings a rigorous approach and discipline to the role. She has extensive experience and expertise in identifying and delivering key initiatives and will support the strategic direction of the Company and provide leadership to our organization.  Beatriz also brings proven transformational capabilities in multinational environments.” Mr. López Madrid added, “She joins us at an ideal time as we continue to streamline our cost structure and focus on a number of cash generation initiatives. On behalf of our board and management, we wish Beatriz all the best in her new role.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)